SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
01/16/20


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
8,692

8. SHARED VOTING POWER
586,736

9. SOLE DISPOSITIVE POWER
8,692
_______________________________________________________

10. SHARED DISPOSITIVE POWER
586,736


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
595,428 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.79%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
8,692

8. SHARED VOTING POWER
586,736

9. SOLE DISPOSITIVE POWER
8,692
_______________________________________________________

10. SHARED DISPOSITIVE POWER
586,736


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
595,428 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.79%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
8,692

8. SHARED VOTING POWER
586,736

9. SOLE DISPOSITIVE POWER
8,692
_______________________________________________________

10. SHARED DISPOSITIVE POWER
586,736


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
595,428 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.79%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Dividend & Income Fund ("DNI" or the "Issuer").

The principal executive offices of DNI are located at

11 Hanover Square
New York, NY 10005



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein and Dakos are members of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of Messrs. Goldstein and clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit B - Letter to the Secretary from a Fund shareholder.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on August 21, 2019, there were 12,424,467 shares of common stock outstanding as of June 30, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLC, a registered investment advisor.
As of January 21, 2020 Bulldog Investors, LLC is deemed to be the beneficial owner of 595,428 shares of DNI (representing 4.79% of DNI's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 595,428 shares of DNI include 8,692 shares (representing 0.07% of DNI's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 595,428 shares of DNI beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 586,736 shares (representing 4.72% of DNI's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 8,692 shares. Bulldog Investors, LLC has shared power to dispose of and vote 586,736 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DNI's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein and Dakos are members of Bulldog Investors, LLC.


c) During the past 60 days no shares of DNI were traded.


d) Clients of Bulldog Investors, LLC and Mr.Goldstein are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/21/2020

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 21st day of January, 2020, by and among Bulldog Investors, LLC, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Dividend & Income Fund
(DNI), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of DNI;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By:   /s/ Andrew Dakos
	  Andrew Dakos, Member



Exhibit B:

         Alison Pampinella, 267 84th St, Brooklyn NY  11209-4315

January 16, 2020

Dividend and Income Fund
11 Hanover Square, 12th Floor
New York, New York 10005

Attn: Russell Kamerman, Secretary

Dear Mr. Kamerman:

I am the beneficial owner of shares of Dividend and Income Fund with a value in excess of $2,000.00. I have held these shares for over 12 months and plan to continue to hold them through the next meeting of shareholders.

I hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

				********

RESOLVED: The Fund's rigged election bylaw should be replaced with the following one: "The nominees that receive the most votes cast at a meeting at which a quorum is present shall be elected as Trustees."

				SUPPORTING STATEMENT

	The Fund's Trustees have adopted a voting requirement that provides that, unless they run unopposed, "the affirmative vote of the holders of at least 75% of the outstanding Shares of the Trust entitled to be voted shall be required to elect a Trustee." On the other hand, if the incumbent Trustees run unopposed, they only need one vote to be elected. To illustrate how that requirement rigs elections in favor of the incumbent Trustees, consider that at the Fund's last annual meeting, fewer than 40% of the outstanding shares (excluding shares voted by brokers on routine matters) were actually voted. Thus, in any election for Trustees in which shareholders have a choice of nominees, it is almost certain than no Trustees will be elected. The result would then be a so-called "failed election" which would leave the incumbent Trustees in their positions as "holdover" (or unelected) Trustees - even if they receive fewer votes than their opponents.

	That is patently unfair and makes a mockery of the word "election" which is supposed to be a means to allow voters to choose the persons they want to represent them. Sham elections may occur in dictatorships like Cuba or Venezuela but they are prohibited in the United States of America. In this country, the incumbent office holders may not adopt election requirements that virtually guarantee they can never lose an election. Therefore, the rigged election bylaw should be replaced with the following one: "The nominees that receive the most votes cast at a meeting at which a quorum is present shall be elected as Trustees."

						Very truly yours,



						Alison Pampinella